UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-36353

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan
515 Eastern Avenue
Allegan, MI 49010

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company plc
The Sharp Building
Hogan Place
Dublin 2, Ireland

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Perrigo Company Retirement Plan Committee and Plan Participants
Perrigo Company Profit-Sharing and Investment Plan
Allegan, MI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Perrigo Company Profit-Sharing and Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, these financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2025 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with our audit of the 2025 Perrigo Company Profit-Sharing and Investment Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in relation to the financial statements as a whole.

/s/ Rehmann Robson
REHMANN ROBSON LLC

We have served as Perrigo Company Profit-Sharing and Investment Plan’s independent auditor since 2022.

Grand Rapids, Michigan
June 23, 2026

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2025	2024
Assets

Total investments, at fair value	$1,126,868,935	$1,018,298,119

Receivables:
Employer contributions	12,811,930	13,190,124
Notes receivable from participants	9,873,961	9,666,277
Total receivables	22,685,891	22,856,401

Net assets available for benefits	$1,149,554,826	$1,041,154,520

The accompanying notes are an integral part of these financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2025
Additions to net assets attributed to
Contributions:
Participant	$36,063,997
Rollover	1,839,793
Employer	24,733,256
Total contributions	62,637,046

Interest on notes receivable from participants	807,050

Investment income:
Net appreciation in fair value of investments	143,467,365
Interest, dividends and other	19,366,058
Total Additions	226,277,519

Deductions
Distribution of benefits to participants	117,628,144
Administrative fees	249,069
Total Deductions	117,877,213

Net Increase	108,400,306

Net Assets Available for Benefits, beginning of year	1,041,154,520

Net Assets Available for Benefits, end of year	$1,149,554,826

The accompanying notes are an integral part of these financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
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1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

The Plan Sponsor is Perrigo Company plc. The Plan is a defined contribution plan in which substantially all U.S. employees of Perrigo Company plc and certain of its domestic related companies (collectively, the "Company" or "Employer") are eligible to participate. Employees are allowed the option to roll over assets from other plans into the Perrigo Company Profit-Sharing and Investment Plan once they have met the eligibility requirements. The Company's Retirement Plan Committee is responsible for the oversight of the Plan and the appropriateness of the Plan's investment offerings and monitors investment performance.

The minimum term of service for employees to participate in the elective deferral and matching contribution components of the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. There is no minimum term of service for employees to participate in the Employer nonelective and discretionary contribution components of the Plan. Plan entry dates are at the beginning of each payroll period after the minimum term requirements (if applicable) are satisfied.

The Plan has an automatic enrollment feature for new hires that begins with an initial pre-tax contribution rate of 4% of a participant's eligible compensation, as defined in the Plan document, and is invested in the Plan's Qualified Default Investment Alternative, unless the participant has affirmatively elected another investment from among the Plan's investment options. Automatic enrollment occurs on or around the date that the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 10%. Prior to automatic enrollment and at any other time, employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 4% automatic elective deferral as well as choose their own investment allocations offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Retirement Plan Committee (the "Committee").

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service ("IRS") limitations for the Plan year. The total IRS limit was $23,500 for the 2025 Plan year. In addition, participants who are at least 50 years of age and participants who are between 60 and 63 years of age by the end of a Plan year may elect to make additional "catch up" contributions, not to exceed the IRS limits of $7,500 and $11,250, respectively, for the 2025 Plan year. Participants may also make a Roth contribution on an after-tax basis. Additionally, participants may make contributions to a traditional after-tax source between 1% and 4% of eligible compensation.

Effective January 1, 2017, participants are no longer permitted to invest more than 20% of their total account balance in Perrigo Company plc ordinary shares.

•If more than 20% of a participant's account was invested in Perrigo Company plc ordinary shares as of January 1, 2017, the amount in excess of the 20% limit was grandfathered in and allowed to remain invested in Perrigo Company plc ordinary shares.

•Upon initial enrollment in the Plan, participants may direct no more than 20% of their account to be invested in Perrigo Company plc ordinary shares.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

•Future allocation changes and exchanges into Perrigo Company plc ordinary shares are limited to 20% of each participant's account.

•Rollovers are not permitted directly into Perrigo Company plc ordinary shares.

•Any future contributions and/or loan repayments that would exceed the Plan's 20% limit on investment to Perrigo Company plc ordinary shares will be redirected to the Plan's Qualified Default Investment Alternative, which is the Vanguard Target Retirement Income Trust I as of December 31, 2025.

The Company matches pre-tax and Roth employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective upon meeting the 30-day service requirement and participation in the Plan. The Company has the right under the Plan to reduce or suspend such contributions at any time. After-tax contributions are not eligible for a Company match.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nonelective contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of Perrigo Company plc. Employees are eligible as of their date of hire to receive both the Employer nonelective and discretionary contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The Employer nonelective and discretionary contribution amounts approved for the 2025 Plan year were $12,653,000, which are included in the employer contribution receivable on the statement of net assets available for benefits as of December 31, 2025.

Participant contributions are recorded when withheld from compensation. Employer contributions are recorded in the period in which they become obligations of the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, Employer discretionary and nonelective profit-sharing contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations are based on participant compensation, account balances or specific participant transactions, as defined. As of December 31, 2025, the Plan offers various investment options, including mutual funds, common collective trusts, a money market fund, and Perrigo Company plc ordinary shares, for Plan participants. Participants elect which of these investment options meet their risk and return objectives.

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching, discretionary and nonelective profit-sharing contributions are 100% vested at all times.

Notes Receivable from Participants

Participants may borrow from their investment accounts, as defined in the Plan document, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within 10 years. Interest rates range from 4.25% to 9.50% on outstanding loans at December 31, 2025. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds in accordance with participant elections.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to a 10% federal income tax penalty if the participant is below the age of 59 1/2. A participant may also elect to make a withdrawal, provided that the participant has reached 59 1/2 years of age, even if the participant is still employed. Other in-service withdrawal rights include the ability to withdraw rollover contributions, after-tax contributions, and elective transfer contributions at any time, as well as the right to request a qualified reservist distribution or a deemed severance withdrawal under the Heroes Earnings Assistance and Relief Tax Act of 2008 (the HEART Act).

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their vested account, installments or a partial payment. Participants may also elect to roll over their account balance into another qualified retirement plan, or postpone distributions until such time they are required. If no action is taken at the time of separation, vested account balances of $1,000 or less are distributed to the participant, and vested account balances between $1,000 and $5,000 are rolled into an IRA established for the participant.

Forfeitures

There were no forfeited non-vested amounts in the 2025 or 2024 Plan years.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses, such as loan administration and some withdrawal fees, are deducted directly from the participants' accounts.

Plan Sponsor Stock

Investments at December 31, 2025 and 2024 included Perrigo Company plc ordinary shares amounting to 333,874 shares totaling $4,647,526 and 312,694 shares totaling $8,039,371, respectively. This investment represented approximately 0.4% and 0.8% of total investments at December 31, 2025 and 2024, respectively. The quoted market value of Perrigo Company plc ordinary shares decreased by 46% from December 31, 2024 to December 31, 2025.

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including Perrigo Company plc ordinary shares, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net change includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. See Note 4 for a discussion of fair value measurements.

Payment of Benefits

Distributions of benefits are recorded when paid.

3.    Assets in Trust Fund

Vanguard Fiduciary Trust Company ("Vanguard") is the Plan's Trustee. The Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo Company plc ordinary shares. Each participant is entitled to exercise voting rights attributable to the Perrigo Company plc ordinary shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices on an exchange and in active markets, which represent the net asset values (“NAV”) of shares held by the Plan and classified as Level 1

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

investments. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. Shares held in money market funds are comprised of debt securities that are structured to maintain a value of $1 per share.

Common collective trusts: Valued based on the published year-end unit NAV and classified as Level 2 investments. Unit values are determined by the issuer or third party administrator by dividing the fair values of the total net assets at year-end by the outstanding units. Were the Plan to initiate a significant redemption of the collective trust, a notification period is required and investment advisers may reserve the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have no unfunded commitments or notice period requirement for participants.

Perrigo Company plc ordinary shares: Valued at the closing price reported on the active market on which the security is traded and classified as a Level 1 investment.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan's investments.

December 31, 2025	Level 1	Level 2	Total

Mutual funds	$352,793,576	$—	$352,793,576
Common collective trusts	—	727,005,383	727,005,383
Perrigo Company plc ordinary shares	4,647,526	—	4,647,526
Money market fund	42,422,450	—	42,422,450

Investments, at fair value	$399,863,552	$727,005,383	$1,126,868,935

December 31, 2024	Level 1	Level 2	Total

Mutual funds	$321,739,845	$—	$321,739,845
Common collective trusts	—	645,420,589	645,420,589
Perrigo Company plc ordinary shares	8,039,371	—	8,039,371
Money market fund	43,098,314	—	43,098,314

Investments, at fair value	$372,877,530	$645,420,589	$1,018,298,119

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

There were no transfers between Level 1, 2, and 3 investments during the 2025 and 2024 Plan years.

5.    Related Party Transactions

The trustee of the Plan, Vanguard, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fees paid to Vanguard were $249,069 in 2025. The Plan also invests in Perrigo Company plc ordinary shares, therefore these transactions qualify as party-in-interest transactions. Cash dividends of $360,984 were paid to the Plan by the Company during 2025 related to shares held by

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

the Plan on the dividend record dates. These dividends are included in Interest, dividends and other in the Statement of Changes in Net Assets Available for Benefits.

6.    Plan Termination

Although the Company has not expressed any intent to do so, it has the right to reduce or suspend contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

Effective January 1, 2021, the Plan was amended and restated on a volume submitter plan document sponsored by Vanguard. Vanguard received an advisory letter from the IRS, dated June 30, 2020, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2022.

8.    Subsequent Events

Effective January 1, 2026, the Plan was amended to modify the types and amount of contributions that may be made under the Plan. The pre-tax contribution rate under the Plan's automatic enrollment feature for new hires increased from 4% to 6% of a participant's eligible compensation, as defined in the Plan document. The rate at which participants may make contributions to a traditional after-tax source was amended to extend the range from between 1% and 4% to between 1% and 6% of eligible compensation. The Company matching contribution under the Plan was amended to 100% of the first 6% of employee contributions. The Plan was also amended to eliminate the annual nonelective Employer Contribution.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
EIN: 38-2799573
Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
*	Vanguard Federal Money Market Fund	42,422,450	shares	**	$42,422,450

	Mutual funds
	Baird Core Plus Bond Fund; Institutional Class	2,944,055	shares	**	30,353,209
	MFS Int'l Growth Fund; Class R6	274,720	shares	**	13,043,741
	Neuberger Berman Genesis Fund; Class R6	466,766	shares	**	25,084,021
*	Vanguard Equity Income Fund Admiral Shares	625,766	shares	**	58,139,968
*	Vanguard Extended Market Index Fund: Inst'l Shares	185,638	shares	**	29,444,046
*	Vanguard Inflation-Protected Securities Fund; Inst'l Shares	703,938	shares	**	6,588,869
*	Vanguard Institutional Index Fund Inst'l Plus Shares	221,611	shares	**	122,344,966
*	Vanguard Total Bond Market Index Fund; Inst'l Shares	2,767,399	shares	**	27,037,492
*	Vanguard Total International Stock Index Fund; Inst'l Shares	234,716	shares	**	38,045,263
	American Funds Capital World Bond Fund; Class R6	165,466	shares	**	2,712,001
	Total mutual funds				352,793,576

	Common collective trusts
	Harbor Capital Appreciation CIT; Class 4	4,291,392	shares	**	87,587,328
	Schroder International Multi-Cap Equity Trust; Class 1	967,460	shares	**	22,551,501
*	Vanguard Target Retirement 2020 Trust I	137,370	shares	**	11,657,285
*	Vanguard Target Retirement 2025 Trust I	435,574	shares	**	40,077,216
*	Vanguard Target Retirement 2030 Trust I	883,570	shares	**	86,483,875
*	Vanguard Target Retirement 2035 Trust I	1,083,600	shares	**	113,908,066
*	Vanguard Target Retirement 2040 Trust I	806,114	shares	**	91,743,886
*	Vanguard Target Retirement 2045 Trust I	787,348	shares	**	94,300,780
*	Vanguard Target Retirement 2050 Trust I	622,622	shares	**	77,055,772
*	Vanguard Target Retirement 2055 Trust I	367,180	shares	**	55,414,872
*	Vanguard Target Retirement 2060 Trust I	320,190	shares	**	25,397,507
*	Vanguard Target Retirement 2065 Trust I	239,529	shares	**	11,684,269
*	Vanguard Target Retirement 2070 Trust I	59,644	shares	**	1,773,826
*	Vanguard Target Retirement Income Trust I	97,373	shares	**	7,369,200
	Total common collective trusts				727,005,383

	Common stock
*	Perrigo Company plc ordinary shares	333,874	shares	**	4,647,526
	Total investments				1,126,868,935

*	Participant loans***	Various maturity dates, with interest rates ranging from 4.25% to 9.50%; collateralized by participant account balances		—	9,873,961

	Total				$1,136,742,896

* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.
*** Inclusive of outstanding deemed distributions.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date	June 24, 2026	/s/ Eduardo Bezerra
Eduardo Bezerra
Chief Financial Officer
Perrigo Company plc